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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                               EASYRIDERS, INC.
                               (Name of Issuer)

                         COMMON STOCK, $.001 par value
                        (Title of Class of Securities)

                                   277848107
                                (CUSIP Number)

                              KC Publishing, Inc.
                          Attention:  John C. Prebich
                             51 Kings Highway West
                             Haddonfield, NJ 08033
                      Telephone: (212) 702-6000 ext. 1444
                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                               December 29, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box. [   ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
CUSIP NO. 277848107
         -----------------

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      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: 43-1556782
      KC Publishing, Inc.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              2,000,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,000,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,000,000
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.89%
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      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
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                                 SCHEDULE 13D

Item 1.  Security and Issuer

     Common Stock, $.001 par value ("Common Stock") of Easyriders, Inc. (the "Company"). The Company's principal executive offices are located at 28210 Dorothy Drive, Agoura Hills, CA 91301.

Item 2.  Identity and Background

     This statement is filed by KC Publishing, Inc., a Delaware Corporation ("KC"). The controlling shareholder of KC is Mr. John C. Prebich. The principal address of KC is 51 Kings Highway West, Haddonfield, NJ 08033.

Item 3.  Source and Amount of Funds or Other Consideration

     On December 29, 2000, KC purchased 2,000,000 shares of Common Stock beneficially owned by Joseph Teresi, the Publisher and Chief Executive Officer of Paisano Publications, Inc., a principal subsidiary of the Company, and a director of the Company ("Mr. Teresi"). The shares were purchased at a price of $0.25 per share in exchange for a promissory note (the "KC Note") in favor of Mr. Teresi in the principal sum of $500,000. Interest on the KC Note is fixed at 6.10%. The principal and all accrued interest under the KC Note are due on December 31, 2001.

Item 4.  Purpose of Transaction

     The shares were acquired for investment purposes.

     KC may acquire and/or dispose of additional shares of Common Stock from time to time, either in the open market or in privately negotiated transactions. Any decision by KC to increase or decrease his holdings in the Common Stock may depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, other business and investment alternatives of KC and general economic and market conditions.

     KC presently has no plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be

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delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. However, KC may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.   Interest in Securities of Issuer

     (a) As of the date of this report, KC beneficially owns an aggregate of 2,000,000 shares of Common Stock, or approximately 5.89% of the Common Stock (includes all unexercised options and warrants which are vested or vest within 60 days after the day hereof).

     (b) KC has granted to Mr. Teresi a proxy to vote the shares during the period that the note remains outstanding (the "Proxy"). KC holds sole dispositive power with respect to the 2,000,000 shares of Common Stock described as being beneficially owned by it, and pursuant to the Proxy, Mr. Teresi presently holds sole voting power in matters affecting the voting of the shares for the nomination, election and removal of members of the Company's Board of Directors.

     (c) During the past 60 days, KC has made no other acquisitions or dispositions of Common Stock of the Company:

     (d)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The 2,000,000 Common Shares acquired by KC Publishing, Inc. were transferred to KC by Mr. Teresi pursuant to a Stock Purchase Agreement dated as of December 29, 2000, a copy of which is attached hereto as Exhibit 1 (the "KC Agreement"). Pursuant to the KC Agreement (i) Mr. Teresi was granted a "limited voting proxy" with respect to the 2,000,000 shares of Common Stock, and (ii) all of the shares conveyed were "restricted shares" and subject to a Rule 144 Legend. Subsequently, it was agreed that of the total number of shares conveyed, 134,940 shares would be those previously registered and not subject to a Rule 144 Legend.

Item 7.   Materials to be Filed as Exhibits


Exhibit No.         Description
----------          -----------

1 Stock Purchase Agreement between Joseph Teresi and KC Publishing, Inc. dated December 29, 2000, and Promissory Note attached thereto as Exhibit A (incorporated by reference to Exhibit 3 to Amendment No. 5 to the Schedule 13D, filed by Joseph Teresi on January 9, 2001).

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                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2001

KC Publishing, Inc.



By: /s/ John C. Prebich
   --------------------------------
     John C. Prebich, President

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